Exhibit 3.1

EXHIBIT A

ARTICLE V

CAPITAL STOCK

SERIES E CONVERTIBLE PREFERRED STOCK

The number of shares constituting the Series E Preferred Shares in Article V shall be modified as follows:

Series E Preferred Stock. The number of shares constituting the Series E Preferred Stock and authorized to be issued shall be 4,350,000 shares.

No other changes are being made.

Subsection (h) shall be added to Article V and shall read as follows. No other changes are being made to Article V.

(h) Negative Control. So long as any Series E Preferred Stock are outstanding, the Company shall not, without first obtaining the unanimous approval of all of the holders of the Series E Preferred Stock: (a) alter or change the rights, preferences or privileges of the Series E Preferred Stock; (b) alter or change the rights, preferences or privileges of any capital stock of the Company so as to affect adversely the Series E Preferred Stock; (c) create or designate any series or class of shares; (d) issue any shares of any series of preferred stock; (e) increase the authorized number of shares of Series E Preferred Stock; (f) increase the authorized number of shares of any series or class of the Company’s stock; (g) amend, repeal or modify the bylaws; (h) sell or otherwise dispose of any of the assets of the Company not in the ordinary course of business;  (i) elect members to the Board of Directors; (i) incur debt not in the ordinary course of business (j) effect or undergo any change of control of the Company.

EXHIBIT B

SERIES F CONVERTIBLE PREFERRED STOCK DESIGNATION

Article I, III, IX shall be replaced in their entirety as follows. No other changes are being made.

I.           DESIGNATION AND AMOUNT

There shall be a series of preferred stock designated as “Series F Convertible Preferred Stock”, and the number of shares constituting such series shall be 3,450, the face amount per share is $1.00 and the total face amount of all shares is $1.00 (“Face Amount”). Such series is referred to herein as the “Series F Convertible Preferred Stock”.

III.        CONVERSION

(a) Conversion at the Option of holder.  The holder may, at any time and from time to time convert all, but not less than all. of its shares of Series F Convertible Preferred Stock into a number of fully paid and nonassessable shares of common stock determined by multiplying the number of issued and outstanding shares of common stock of the Company on the date of conversion by three and 45 100ths (3.45) (Conversion Price”).

IX.         PROTECTION PROVISIONS So long as any Series F Convertible Preferred Stock are outstanding, the Company shall not, without first obtaining the unanimous approval of all of the holders: (a) alter or change the rights, preferences or privileges of the Series F Convertible Preferred Stock; (b) increase the authorized number of shares of Series F Convertible Preferred Stock.

So long as any Series F Convertible Preferred Stock are outstanding, the Company shall not, without first obtaining the approval of the majority of the holders: (a) alter or change the rights, preferences or privileges of any capital stock of the Company so as to affect adversely the Series F Convertible Preferred Stock; (b) create any Senior Securities; (c) create any pari passu Securities; (d) do any act or thing not authorized or contemplated by this Certificate of Designation which would result in any taxation with respect to the Series F Convertible Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended, or any comparable provision of the Internal Revenue Code as hereafter from time to time amended, (or otherwise suffer to exist any such taxation as a result thereof).